MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662

June 10, 2019

Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549
Attention: Ms. Lisa Krestynick

Re:    Martin Midstream Partners L.P.
Registration Statement on Form S-3
File No. 333-231927

Dear Ms. Krestynick:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Martin Midstream Partners L.P. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-231927), to June 12, 2019 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

MARTIN MIDSTREAM PARTNERS L.P.

Very truly yours,

/s/ Robert D. Bondurant
Robert D. Bondurant
Executive Vice President and
Chief Financial Officer